UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of the 2017 Third Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2017 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the Third Quarter of 2017 (Separate)

Summary of 2017 Third Quarter Business Report

On November 14, 2017, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the third quarter of 2017 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank Co., Ltd.

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	September 9, 2016

Liquidated NPS-KBIC No. 1 Private Equity Fund

•	November 29, 2016

Established KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 22, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	March 22, 2017

Liquidated KBIC Private Equity Fund No. 3, a second-tier subsidiary

•	May 19, 2017

Conducted a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%

•	May 19, 2017

Conducted a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary

(Changed the status of KB Asset Management Singapore Pte. Ltd. from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

1.3.	Overview of the Business Group

(As of September 30, 2017)

Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank International Ltd.	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	Hyundai Savings Bank Co., Ltd.(1)	KB Securities	Not listed
	Hyundai Asset Management Co., Ltd.	KB Securities	Not listed
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Hyundai-Tongyang Agrifood Private Equity Fund	KB Securities	Not listed
	Keystone-Hyundai Securities No. 1 Private Equity Fund	KB Securities	Not listed
	KB-IGen Private Equity Fund No.1	KB Securities	Not listed
	KB Private Equity Fund III	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)
	PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KB Kolao Leasing Co., Ltd.	KB Capital	Not listed (Overseas)
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed

(1)	As of the filing date, excluded as a subsidiary pursuant to the sale of Hyundai Savings Bank Co., Ltd. by KB Securities on October 16, 2017.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

Not included in quarterly business reports.

Number of Shares

(As of September 30, 2017)	(Unit: shares)
	Type
	Common Stock	Other Stock	Total
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000
Shares Issued (A)	418,111,537	—	418,111,537
Treasury Stock (B)	17,108,083	—	17,108,083
Shares Outstanding (A-B)	401,003,454	—	401,003,454

1.4.2.	Voting Rights

(As of September 30, 2017)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	418,111,537	—
	Preferred shares	—	—
Shares without voting rights	Common shares	17,108,083	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	Common shares	—	—
	Preferred shares	—	—
Shares for which voting rights are restricted under relevant laws and regulations	Common shares	—	—
	Preferred shares	—	—
Shares with restored voting rights	Common shares	—	—
	Preferred shares	—	—
Total shares for which voting rights may be exercised	Common shares	401,003,454	—
	Preferred shares	—	—

1.5.	Dividends

Not included in quarterly business reports.

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)
	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016	For the year ended December 31, 2016	For the year ended December 31, 2015
Net interest income	5,686,972	4,651,686	6,402,529	6,203,199
Interest income	8,378,734	7,412,465	10,021,882	10,375,823
Interest expense	(2,691,762)	(2,760,779)	(3,619,353)	(4,172,624)
Net fee and commission income	1,522,176	1,108,040	1,584,892	1,534,983
Fee and commission income	2,930,452	2,256,596	3,150,877	2,971,095
Fee and commission expense	(1,408,276)	(1,148,556)	(1,565,985)	(1,436,112)
Net insurance income (expense)	399,947	(88,408)	(117,803)	(105,614)
Insurance income	6,130,566	930,629	1,201,352	1,373,373
Insurance expense	(5,730,619)	(1,019,037)	(1,319,155)	(1,478,987)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	426,339	117,890	(8,768)	359,727
Net other operating expenses	(590,520)	(149,107)	(415,908)	(610,346)
General and administrative expenses	(3,796,635)	(3,117,994)	(5,228,711)	(4,523,584)
Operating profit before provision for credit losses	3,648,279	2,522,107	2,216,231	2,858,365
Provision for credit losses	(479,888)	(507,727)	(539,283)	(1,037,231)
Net operating profit	3,168,391	2,014,380	1,676,948	1,821,134

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won, %)
		For the nine months ended September 30, 2017			For the year ended December 31, 2016			For the year ended December 31, 2015
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	217,645,862	1.21	53.83	207,194,480	1.32	60.76	193,725,814	1.69	62.62
	Certificate of deposit	2,710,394	1.52	0.67	3,386,647	1.65	0.99	3,645,078	1.92	1.18
	Borrowings	9,123,423	1.41	2.26	6,803,292	1.54	2.00	5,709,025	1.88	1.85
	Call money	2,337,572	1.24	0.58	1,414,780	1.35	0.41	2,009,387	1.66	0.65
	Debentures	34,979,602	2.18	8.65	30,075,804	2.49	8.82	27,365,637	2.78	8.85
	Other	13,280,478	1.40	3.28	7,700,215	1.45	2.26	4,763,806	2.03	1.53

Subtotal		280,077,331	1.35	69.27	256,575,218	1.47	75.24	237,218,747	1.83	76.68

Foreign Currency	Deposits	9,876,281	0.80	2.44	8,713,640	0.53	2.56	6,183,499	0.52	2.00
	Borrowings	6,148,107	1.11	1.52	5,644,047	0.78	1.66	6,121,121	0.46	1.98
	Call money	1,261,624	1.34	0.31	1,161,517	0.72	0.34	1,007,103	0.28	0.33
	Debentures	3,216,040	2.68	0.80	4,139,036	2.55	1.21	3,520,324	3.00	1.14
	Other	318,492	0.53	0.08	222,098	0.94	0.06	163,462	1.31	0.05

Subtotal		20,820,544	1.21	5.15	19,880,338	1.04	5.83	16,995,509	1.01	5.50

Other	Total shareholders’ equity	34,121,869	—	8.44	30,308,008	—	8.89	28,252,594	—	9.13
	Allowances	794,999	—	0.20	748,594	—	0.22	787,604	—	0.25
	Other	68,534,304	—	16.94	33,476,080	—	9.82	26,126,546	—	8.44

Subtotal		103,451,172	—	25.58	64,532,682	—	18.93	55,166,744	—	17.82

Total		404,349,047	—	100.00	340,988,238	—	100.00	309,381,000	—	100.00

Note: Based on K-IFRS (on a consolidated basis)

2.2.2.	Uses of Funds

	(Unit: in millions of Won, %)
		For the nine months ended September 30, 2017			For the year ended December 31, 2016			For the year ended December 31, 2015
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	6,351,502	1.44	1.57	6,075,873	1.52	1.78	7,197,739	1.83	2.33
	Securities	78,333,891	1.85	19.37	55,999,995	2.12	16.42	45,372,914	3.22	14.67
	Loans	243,740,896	3.28	60.28	225,153,667	3.15	66.03	207,499,414	3.48	67.07
	Guarantee payments under payment guarantee	18,420	0.71	—	28,005	1.16	0.01	32,644	1.19	0.01
	Call loan	271,568	1.27	0.07	399,843	1.43	0.12	314,179	1.79	0.10
	Private placement corporate bonds	1,790,687	4.25	0.44	1,081,692	3.99	0.32	830,676	3.81	0.27
	Credit cards	14,628,610	8.38	3.62	12,823,200	8.66	3.76	11,904,279	9.03	3.85
	Other	4,040,061	4.01	1.00	5,061,229	4.96	1.48	7,154,906	5.15	2.31
	Allowance	(2,146,982)	—	(0.53)	(2,182,313)	—	(0.64)	(2,316,563)	—	(0.75)

Subtotal		347,028,653	3.17	85.82	304,441,191	3.21	89.28	277,990,188	3.70	89.86

Foreign Currency	Due from banks	3,008,361	0.99	0.74	2,553,722	0.75	0.75	1,782,048	1.12	0.58
	Securities	9,120,531	3.28	2.26	3,792,545	2.61	1.11	1,285,058	2.06	0.42
	Loans	7,134,323	2.21	1.76	8,125,102	1.76	2.38	9,009,829	1.52	2.91
	Call loan	2,567,448	1.40	0.63	2,220,839	0.65	0.65	1,435,461	0.33	0.46
	Bills bought	2,968,240	1.57	0.73	2,768,692	1.30	0.81	2,728,557	1.10	0.88
	Allowance	(167,537)	—	(0.04)	(328,130)	—	(0.10)	(234,422)	—	(0.08)
	Other	72,307	—	0.02	24,789	—	0.02	3,143	—	—

Subtotal		24,703,673	2.33	6.10	19,157,559	1.64	5.62	16,009,674	1.37	5.17

Other	Cash	1,690,273	—	0.42	1,724,701	—	0.51	1,715,237	—	0.55
	Fixed assets held for business	6,016,867	—	1.49	3,464,031	—	1.02	3,230,133	—	1.04
	Other	24,909,581	—	6.17	12,200,756	—	3.57	10,435,768	—	3.38

Subtotal		32,616,721	—	8.08	17,389,488	—	5.10	15,381,138	—	4.97

Total		404,349,047	—	100.00	340,988,238	—	100.00	309,381,000	—	100.00

Note: Based on K-IFRS (on a consolidated basis)

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group – Capital Adequacy Ratio			(Unit: in billions of Won, %)

	As of September 30, 2017(1)	As of June 30, 2017(1)	As of December 31, 2016	As of December 31, 2015
Total capital (A)	32,883	32,096	31,103	29,140
Risk-weighted assets (B)	213,918	209,060	203,649	188,213
BIS ratio (A/B)	15.37	15.35	15.27	15.48

*Note: Calculated in accordance with Basel III

(1)	Preliminary figures

Kookmin Bank – Capital Adequacy Ratio		(Unit: in billions of Won, %)

	As of September 30, 2017(1)	As of December 31, 2016	As of December 31, 2015
Total capital (A)	26,282	24,579	23,686
Risk-weighted assets (B)	162,455	150,649	147,973
BIS ratio (A/B)	16.18	16.32	16.01

*Note: Calculated in accordance with Basel III

(1)	Preliminary figures

KB Securities – Net Capital Ratio	(Unit: in billions of Won, %)

	As of September 30, 2017(1)	As of June 30, 2017	As of December 31, 2016
Net Operating Capital (A)	3,021	2,962	2,844
Total amount at risk (B)	946	952	866
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,544.09%	1,495.80%	1,471.73%
Capital surplus (A-B)	2,075	2,010	1,978

*Note: Amended calculation standards apply starting in January 2016

(1)	Preliminary figures

KB Insurance – Risk-based Capital (“RBC”) Ratio		(Unit: in billions of Won, %)

	As of September 30, 2017(1)(2)	As of December 31, 2016(1)	As of December 31, 2015
Available capital (A)	3,139	2,774	2,379
Required capital (B)	1,634	1,644	1,398
RBC ratio(3) (A/B)	192.1%	168.7%	170.2%

(1)	Figures as of September 30, 2017 and December 31, 2016 are on a consolidated basis
(2)	Preliminary figures
(3)	RBC ratio = available capital / required capital x 100

2.3.2.	Credit Ratings

(As of September 30, 2017)

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)

6/5/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

9/16/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/18/2015	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

11/25/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/11/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/30/2016	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/22/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

8/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/25/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/24/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/24/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/5/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/23/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2017	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

8/28/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.3.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 23, 2017	2,795

2.3.4.	Material Events Following the End of the Reporting Period

Maritime Securities Incorporation in Vietnam was added as a first-tier subsidiary of KB Securities, one of our consolidated subsidiaries, as of November 9, 2017.

Hyundai Savings Bank Co., Ltd. was sold and excluded as a subsidiary of KB Securities as of October 16, 2017. Its largest shareholder was changed from KB Securities to Eugene SB Holdings.

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won)

	As of September 30, 2017	As of December 31, 2016	As of December 31, 2015
Cash and due from financial institutions	22,974,483	17,884,863	16,316,066
Financial assets at fair value through profit or loss	31,585,815	27,858,364	11,174,064
Derivative financial assets	2,171,087	3,381,935	2,278,112
Loans	285,947,141	265,486,134	245,005,370
Financial investments	63,417,761	45,147,797	39,136,759
Investments in associates	334,231	1,770,673	1,737,840
Property and equipment	4,108,486	3,627,268	3,287,383
Investment property	946,349	755,011	211,815
Intangible assets	2,973,323	652,316	466,828
Current income tax assets	17,880	65,738	18,525
Deferred income tax assets	4,619	133,624	8,373
Assets held for sale	173,860	52,148	48,628
Assets of disposal group classified as held for sale	2,109,121	—	—
Other assets	16,044,319	8,857,785	9,375,704

Total assets	432,808,475	375,673,656	329,065,467

Financial liabilities at fair value through profit or loss	13,497,934	12,122,836	2,974,604
Derivative financial liabilities	2,276,508	3,807,128	2,325,756
Deposits	251,404,194	239,729,695	224,268,185
Debts	29,606,915	26,251,486	16,240,743
Debentures	42,702,671	34,992,057	32,600,603
Provisions	587,269	537,717	607,860
Net defined benefit liabilities	368,839	96,299	73,197
Current income tax liabilities	276,345	441,812	30,920
Deferred income tax liabilities	572,018	103,482	179,243
Insurance liabilities	31,374,092	7,290,844	6,924,699
Liabilities of disposal group classified as held for sale	1,831,674	—	—
Other liabilities	24,582,814	19,038,897	13,936,935

Total liabilities	399,081,273	344,412,253	300,162,745

Equity attributable to shareholders of the parent company	33,720,742	30,998,044	28,680,621
Share capital	2,090,558	2,090,558	1,931,758
Capital surplus	17,121,867	16,994,902	15,854,510
Accumulated other comprehensive income	653,204	405,329	430,244

Accumulated other comprehensive income related to disposal group held for sale	(1,124)	—	—
Retained earnings	14,492,438	12,229,228	10,464,109
Treasury shares	(636,201)	(721,973)	—
Non-controlling interests	6,460	263,359	222,101

Total equity	33,727,202	31,261,403	28,902,722

Total liabilities and equity	432,808,475	375,673,656	329,065,467

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016	For the year ended December 31, 2016	For the year ended December 31, 2015
Net interest income	5,686,972	4,651,686	6,402,529	6,203,199
Net fee and commission income	1,522,176	1,108,040	1,584,892	1,534,983
Net insurance income (expense)	399,947	(88,408)	(117,803)	(105,614)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	426,339	117,890	(8,768)	359,727
Net other operating expenses	(590,520)	(149,107)	(415,908)	(610,346)
General and administrative expenses	(3,796,635)	(3,117,994)	(5,228,711)	(4,523,584)
Operating profit before provision for credit losses	3,648,279	2,522,107	2,216,231	2,858,365
Provision for credit losses	(479,888)	(507,727)	(539,283)	(1,037,231)
Net operating income	3,168,391	2,014,380	1,676,948	1,821,134
Net non-operating income	243,401	217,637	951,707	343,561
Profit before income tax	3,411,792	2,232,017	2,628,655	2,164,695
Income tax expense	(622,052)	(504,983)	(438,475)	(437,389)
Profit for the period	2,789,740	1,727,034	2,190,180	1,727,306
Other comprehensive income (loss) for the period, net of tax	253,060	166,455	(24,937)	(31,262)
Total comprehensive income for the period	3,042,800	1,893,489	2,165,243	1,696,044
Profit attributable to:	2,789,740	1,727,034	2,190,180	1,727,306
Shareholders of the parent company	2,757,686	1,689,813	2,143,744	1,698,318
Non-controlling interests	32,054	37,221	46,436	28,988
Total comprehensive income for the period attributable to:	3,042,800	1,893,489	2,165,243	1,696,044
Shareholders of the parent company	3,007,929	1,856,108	2,118,829	1,666,883
Non-controlling interests	34,871	37,381	46,414	29,161
Earnings per share
Basic earnings per share (Won)	6,927	4,445	5,588	4,396
Diluted earnings per share (Won)	6,890	4,425	5,559	4,376

3.2.	Separate Condensed Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)

	As of September 30, 2017	As of December 31, 2016	As of December 31, 2015
Cash and due from financial institutions	286,683	115,065	324,947
Financial assets at fair value through profit or loss	290,950	246,656	99,118
Loans	10,000	29,415	—
Investments in subsidiaries	24,062,116	21,392,745	18,557,566
Investments in associates	—	1,053,690	883,065
Property and equipment	384	469	578
Intangible assets	8,140	8,092	8,428
Deferred income tax assets	6,568	4,604	4,515
Other assets	340,034	519,223	137,954

Total assets	25,004,875	23,369,959	20,016,171

Debts	200,000	350,000	—
Debentures	5,161,946	3,474,200	1,647,117
Net defined benefit liabilities	1,317	(193)	591
Current income tax liabilities	188,487	419,607	17,178
Other liabilities	158,641	104,528	123,281

Total liabilities	5,710,391	4,348,142	1,788,167

Share capital	2,090,558	2,090,558	1,931,758
Capital surplus	14,742,814	14,656,168	13,513,809
Accumulated other comprehensive loss	(4,826)	(4,742)	(4,979)
Retained earnings	3,102,139	2,998,923	2,787,416
Treasury Shares	(636,201)	(719,090)	—

Total equity	19,294,484	19,021,817	18,228,004

Total liabilities and equity	25,004,875	23,369,959	20,016,171

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016	For the year ended December 31, 2016	For the year ended December 31, 2015
Net interest expense	(69,664)	(38,282)	(55,924)	(25,744)
Net fee and commission expense	(6,036)	(4,851)	(7,214)	(8,228)
Net gains on financial assets at fair value through profit or loss	3,777	7,149	5,272	1,658
Net other operating income	709,544	694,908	694,908	315,527
General and administrative expenses	(38,467)	(31,810)	(46,734)	(39,916)
Operating profit before provision for credit losses	599,154	627,114	590,308	243,297
Provision for credit losses	—	—	—	—
Operating profit	599,154	627,114	590,308	243,297
Net non-operating expense	94	(234)	(340)	(62)
Profit before income tax	599,248	626,880	589,968	243,235
Income tax benefit (expense)	1,937	(1,232)	164	190
Profit for the period	601,185	625,648	590,132	243,425
Other comprehensive income (loss) for the period, net of tax	(84)	(79)	237	(741)
Total comprehensive income for the period	601,101	625,569	590,369	242,684
Earnings per share
Basic earnings per share (Won)	1,510	1,646	1,538	630
Diluted earnings per share (Won)	1,502	1,638	1,530	627

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won, %)

Category	As of September 30, 2017	As of December 31, 2016	As of December 31, 2015
Current assets in Won (A)	288,160	59,429	325,124
Current liabilities in Won (B)	203,210	5,554	4,565
Liquidity ratio (A/B)	141.80	1,070.02	7,122.10

Notes:

•	Based on K-IFRS (on a separate basis)

•	Calculated based on Won-denominated assets and liabilities due within one month

3.3.2.	Selected ratios

	(Unit: %)

Category	For the nine months ended September 30, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Net income as a percentage of average total assets (ROA)	0.92	0.63	0.54
Net income as a percentage of average shareholders’ equity (ROE)	11.44	7.26	6.06

Note: Based on K-IFRS (on a consolidated basis)

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of September 30, 2017)	(Unit: in billions of Won)

Company	Credit extended
Samsung Electronics Co., Ltd.	1,587
Kia Motors Corporation	719
Hyundai Motor Company	614
Bank of Communications Co., Ltd.	613
Hyundai Capital Services, Inc.	611
LG Electronics Inc.	606
S-Oil Corporation	529
LG Display Co., Ltd.	527
Hyundai Steel Company	522
Korea Securities Finance Corp.	511
GS Caltex Corporation	490
Shinhan Financial Group Co., Ltd.	459
Airport Railroad Co., Ltd.	455
Agricultural Bank of China Co., Ltd.	441
Samsung Display Co., Ltd.	424
SK Energy Co., Ltd.	418
Shinsegae Inc.	379
Hanwha Corporation	373
Hankook Tire Co., Ltd.	371
China Construction Bank Corporation	355

Total	11,004

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of September 30, 2017)	(Unit: in billions of Won)

Group	Credit extended
Hyundai Motor	4,330
Samsung	3,335
SK	2,194
LG	1,712
Lotte	1,616
Hanwha	1,334
GS	992
POSCO	951
CJ	800
LS	792

Total	18,056

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

(As of September 30, 2017)	(Unit: in billions of Won, %)

Industry	Total Credit	Percentage of Total Credit
Manufacturing	40,784	34.25
Real estate	24,632	20.69
Retail and wholesale	16,318	13.70
Accommodation and food service	7,645	6.42
Construction	3,281	2.76
Financial institutions	2,392	2.01
Other	24,014	20.17

Total	119,067	100.00

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

(As of September 30, 2017)		(Unit: in billions of Won)

	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Construction	99.1	97.2
Borrower B	Construction	68.8	69.2
Borrower C	Manufacturing	64.3	60.1
Borrower D	Information and communication	55.3	50.9
Borrower E	Shipbuilding	51.5	37.4
Borrower F	Real estate	42.1	41.7
Borrower G	Construction	41.2	40.3
Borrower H	Transportation and storage	39.1	15.5
Borrower I	Shipping	23.8	23.5
Borrower J	Real estate	18.8	2.6
Borrower K	Manufacturing	17.7	6.1
Borrower L	Information and communication	14.3	13.0
Borrower M	Manufacturing	10.1	9.7
Borrower N	Wholesale and retail trade	15.4	9.1
Borrower O	Construction	9.2	8.5
Borrower P	Manufacturing	9.1	5.2
Borrower Q	Manufacturing	8.2	4.6
Borrower R	Wholesale and retail trade	9.4	6.2
Borrower S	Manufacturing	6.2	4.3
Borrower T	Manufacturing	8.1	4.7

Total		611.7	509.8

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to September 30, 2017	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	856	5,110
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	10,505
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	9,947

(1)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1) (in millions of Won)
January 1 to September 30, 2017	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2017 to April 30, 2018	540
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2016 to April 30, 2017	459
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 to April 30, 2016	459

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of September 30, 2017, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Corporate Governance Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Total Amount Approved at the Meeting of Shareholders

(Unit: in millions of Won)

	Total number of persons(1)		Total amount approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9	(7)	2,500	—

(1)	Represents the total number of applicable persons as of September 30, 2017.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term incentive performance share grants.

5.3.2.	Total Amount Paid as of September 30, 2017

	(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)	Average payment per person(3)	Notes
9	939	108	—

(1)	Represents the total number of applicable persons as of September 30, 2017.
(2)	Represents the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2017.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2017, divided by (ii) the number of applicable persons for the applicable reporting period.

	(Unit: in millions of Won)

	Total number of persons(1)	Total payment(2)(4)(5)	Average payment per person(3)	Notes
Registered Directors (excluding non-executive directors and audit committee members)	2	564	282	—
Non-executive Directors (excluding audit committee members)	3	153	56	—
Audit committee members	4	223	56	—
Internal auditor	—	—	—	—

Note: On a separate basis.

(1)	Represents the total number of applicable persons as of September 30, 2017.
(2)	Represents the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2017.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2017, divided by (ii) the number of applicable persons for the applicable reporting period.
(4)	Payment subject to the Company’s internal policies on compensation to directors.
(5)	The total amount paid (rounded to the nearest million) to our registered director for the nine months ended September 30, 2017 (including the amount paid by Kookmin Bank to our registered director who concurrently serves as the president of Kookmin Bank) is Won 1,050 million (Won 564 million by KB Financial Group and Won 486 million by Kookmin Bank). Such amount includes 2017 annual salary of Won 600 million (Won 324 million by KB Financial Group and Won 276 million by Kookmin Bank) and short-term performance-based incentive payments of Won 450 million (Won 240 million by KB Financial Group and Won 210 million by Kookmin Bank), which were based on performance in 2016 and paid in the first quarter of 2017.

5.3.3.	Compensation exceeding Won 500 million – Individual basis

Compensation exceeding Won 500 million – Individual Basis

Not included in quarterly business reports.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of September 30, 2017 are as follows:

•	Kookmin Bank (100%)

•	KB Securities Co., Ltd. (100%)

•	KB Insurance Co., Ltd. (100%)

•	KB Kookmin Card Co., Ltd. (100%)

•	KB Life Insurance Co., Ltd. (100%)

•	KB Asset Management Co., Ltd. (100%)

•	KB Capital Co., Ltd. (100%)

•	KB Savings Bank Co., Ltd. (100%)

•	KB Real Estate Trust Co., Ltd. (100%)

•	KB Investment Co., Ltd. (100%)

•	KB Credit Information Co., Ltd. (100%)

•	KB Data Systems Co., Ltd. (100%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of September 30, 2017, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of KB Financial Group’s common stock he owned as of September 30, 2017 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	14,000	November 20, 2017

6.2.	Non-standing Directors

As of September 30, 2017, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of September 30, 2017 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Hong Lee	April 1958	Non-standing Director	459	2018 Annual General Shareholders’ Meeting

6.3.	Non-executive Directors

Our non-executive directors, the end of their terms and the number of shares of KB Financial Group’s common stock they respectively owned as of September 30, 2017 are as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Young Hwi Choi	October 1945	Non-executive Director	—	March 23, 2018
Stuart B. Solomon	July 1949	Non-executive Director	—	March 23, 2019
Suk Ryul Yoo	April 1950	Non-executive Director	—	March 23, 2018
Michael Byungnam Lee	September 1954	Non-executive Director	1,020	March 23, 2018
Jae Ha Park	November 1957	Non-executive Director	—	March 23, 2018
Eunice Kyonghee Kim	March 1959	Non-executive Director	—	March 23, 2018
Jongsoo Han	October 1960	Non-executive Director	—	March 23, 2018

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we currently have the following sixteen executive officers as of September 30, 2017.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Ok Chan Kim	July 1956	President & Chief Operating Officer	6,574	November 20, 2017
Ki Heon Kim	October 1955	Deputy President and Chief Information Technology Officer	—	December 31, 2017
Dong Cheol Lee	October 1961	Deputy President and Chief Strategy Officer	600	December 31, 2017
Jeong Rim Park	November 1963	Deputy President; Wealth Management Planning Department	540	December 31, 2017
Kwi Sang Jun	July 1960	Deputy President; Corporate and Investment Banking Planning Department	167	December 31, 2017
Ki Hwan Kim	March 1963	Senior Managing Director and Chief Risk Management Officer	321	December 31, 2017
Young-Tae Park	December 1961	Senior Managing Director and Chief Data Officer	450	December 31, 2017

Jae Hong Park	April 1967	Senior Managing Director and Chief Global Strategy Officer	—	December 31, 2017
Hong Seob Shin	September 1962	Senior Managing Director and Chief Public Relation Officer	580	December 31, 2017
Kyung Yup Cho	September 1961	Senior Managing Director; KB Research	800	December 31, 2017
Jae Keun Lee	May 1966	Managing Director and Chief Financial Officer	119	December 31, 2018
Chang Kwon Lee	November 1965	Managing Director; Strategic Planning Department	—	December 31, 2018
Dong Whan Han	January 1965	Managing Director and Chief Future Innovation Officer	100	December 31, 2018
Chai Hyun Sung	September 1965	Managing Director and Chief Human Resources Officer	652	December 31, 2018
Pil Kyu Im	March 1964	Managing Director and Chief Compliance Officer	445	January 10, 2018
Young Hyuk Jo	April 1963	Managing Director and Enforcement Officer of the Internal Audit; Audit Department	461	December 31, 2017

As of September 30, 2017, the following management also serves as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment date
Jong Kyoo Yoon	Kookmin Bank	President and Chief Executive Officer	November 2014
Hong Lee	Kookmin Bank	Senior Executive Vice President; Shared Service Group	January 2017
Ki Heon Kim	Kookmin Bank	Senior Executive Vice President; Head of IT Group	January 2015
Jeong Rim Park	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2017
	KB Securities	Deputy President; Wealth Management Division	January 2017
Kwi Sang Jun	Kookmin Bank	Senior Executive Vice President, Corporate Investment Banking Group	January 2016
	KB Securities	Deputy President; Investment Banking Division	January 2017
Jae Hong Park	Kookmin Bank	Senior Managing Director; Global Business Division	January 2016
Ki Hwan Kim	Kookmin Bank	Senior Managing Director; Risk Management Group	January 2016
Hong Seob Shin	Kookmin Bank	Senior Managing Director; Consumer Brand Strategy Group	January 2016
Dong Whan Han	Kookmin Bank	Managing Director; Future Channel Group	January 2017
Dong Cheol Lee	KB Securities	Non-standing Director	December 2016
Jae Keun Lee	KB Insurance	Non-standing Director	March 2017
	Kookmin Card	Non-standing Director	February 2017

As of September 30, 2017, the following non-executive director also serves as a director at another company.

Name	Company	Position	Appointment date
Suk Ryul Yoo	Jungmok Co., Ltd.	CEO	December 2013

6.5.	Employees

The following table shows information regarding our employees as of September 30, 2017.

	(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Amount of Annual Salaries	Average Annual Salary per Person(1)
Total	160	36	13,634	85

(1)	Represents (i) the total amount paid for the nine months ended September 30, 2017 divided by (ii) the total number of employees as of September 30, 2017.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of September 30, 2017.

(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service(2)	40,950,453	9.79
JP Morgan Chase Bank, N.A.(3)	27,799,276	6.65

(1)	Calculated based on 418,111,537 shares of our common stock issued and outstanding as of April 24, 2017.
(2)	Percentage of total issued shares as of October 16, 2017 is 9.68%.
(3)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders. Percentage of total issued shares as of October 16, 2017 is 6.29%.

7.2.	Changes in the Largest Shareholder

			(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42
Korean National Pension Service	December 31, 2015	35,534,667	9.20
Korean National Pension Service	August 12, 2016	36,826,207	9.53
Korean National Pension Service	December 31, 2016	41,190,896	9.85
Korean National Pension Service	April 24, 2017	40,950,453	9.79
Korean National Pension Service	October 16, 2017	40,479,793	9.68

(1)	Based on 418,111,537 total issued shares of common stock for dates on or after October 19, 2016, and 386,351,693 total issued shares of common stock for dates prior to October 19, 2016.

7.3.	Employee Stock Ownership Association

(As of September 30, 2017)		(Unit: shares)
Company Name	Number of shares	Type of shares
KB Financial Group Inc.	15,379	Common Stock
Kookmin Bank	1,793,304	Common Stock

KB Securities Co., Ltd.	10,777	Common Stock
KB Insurance Co., Ltd.	2,108	Common Stock
KB Kookmin Card Co., Ltd.	99,492	Common Stock
KB Life Insurance Co., Ltd.	7,855	Common Stock
KB Asset Management Co., Ltd.	3,706	Common Stock
KB Capital Co., Ltd.	747	Common Stock
KB Savings Bank Co., Ltd.	833	Common Stock
KB Real Estate Trust Co., Ltd.	4,376	Common Stock
KB Investment Co., Ltd.	595	Common Stock
KB Credit Information Co., Ltd.	5,582	Common Stock
KB Data Systems Co., Ltd.	6,383	Common Stock

Total	1,951,137	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of September 30, 2017)				(Units: shares, in millions of Won, %)

	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year (1)
Name	Number of shares	Shareholding percentage	Book value
Kookmin Bank	404,379,116	100	14,821,721	301,205,007	967,766

KB Securities Co., Ltd.	298,620,424	100	3,342,391	29,463,149	(344)

KB Insurance Co., Ltd.	66,500,000	100	2,375,430	29,352,211	295,780
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	15,739,739	318,627
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	8,887,383	12,748
KB Asset Management Co., Ltd.	7,667,550	100	96,312	170,781	58,756
KB Capital Co., Ltd.	21,492,128	100	573,811	7,452,823	96,696

KB Savings Bank Co., Ltd.	8,001,912	100	157,544	1,078,130	10,319

KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	216,687	29,270

KB Investment Co., Ltd.	8,951,797	100	104,910	146,372	4,513
KB Credit Information Co., Ltd.	1,252,400	100	23,621	27,973	43
KB Data Systems Co., Ltd.	800,000	100	6,334	27,037	613

Total	—	—	24,062,116	—	—

(1)	Based on K-IFRS (on a separate basis)

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Capital Co., Ltd.

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

7.5.2. Loans to KB Investment Co., Ltd.

	(Unit: in billions of Won)
Company	Relationship	Item	Loan Amount	Current Balance	Funding Date	Interest Rate	Maturity Date	Purpose
KB Investment Co., Ltd.	Subsidiary	Loans	10	10	July 14, 2017	2.042%	July 13, 2018 (may be extended)	Working capital

7.5.3.	Purchase of Liiv trademark from Kookmin Bank

Counterparty	Kookmin Bank

Transaction Type	Purchase of an asset

Transaction Date	April 13, 2017

Transaction Object	Domestic and overseas trademark of “Liiv,” a mobile brand

Purpose	To generate synergy by promoting mobile brands at the group level

Transaction Price	Won 146 million (excluding value-added taxes)

Others	The Transaction Price was calculated based on the actual levels of expenditure made by Kookmin Bank in connection with the trademark and reflects the opinion of an external accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 14, 2017	By: /s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer